UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)*

                            GS FINANCIAL CORP.
______________________________________________________________________________
                             (Name of Issuer)


                  COMMON STOCK, $.01 PAR VALUE PER SHARE
______________________________________________________________________________
                      (Title of Class of Securities)

                               362274  10 2
______________________________________________________________________________
                              (CUSIP Number)

                              Bruce A. Scott
                            GS Financial Corp.
                     3798 Veterans Memorial Boulevard
                        Metairie, Louisiana 70002
                             (504) 457-6220
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             October 15, 2007
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 4 Pages
____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 362274 10 2               13D/A                   Page 2 of 4 Pages

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bruce A. Scott
______________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [ ]
______________________________________________________________________________

3    SEC USE ONLY
______________________________________________________________________________

4    SOURCE OF FUNDS*

     PF
______________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   [ ]
______________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
______________________________________________________________________________

                    7    SOLE VOTING POWER

                         44,406
NUMBER OF SHARES    __________________________________________________________
BENEFICIALLY OWNED  8    SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH              55,849
                    __________________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         44,406
                    __________________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         55,849
______________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,255
______________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

______________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
______________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 362274 10 2               13D/A                   Page 3 of 4 Pages


                     AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is filed by Bruce A. Scott ("Reporting Person"), as an amendment to the Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share ("Common Stock") of GS Financial Corp. (the "Issuer") filed with the Securities and Exchange Commission. The Statement is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On October 15, 2007, options to acquire 85,962 shares of Common Stock previously granted to the Reporting Person under the Issuer's 1997 Stock Option Plan expired pursuant to their terms without being exercised. The Reporting Person beneficially owns 44,406 shares of Common Stock held directly, which includes 12,000 shares held in his individual retirement account ("IRA") and 35,849 shares of Common Stock held in his Employee Stock Ownership Plan ("ESOP") account in the Issuer's 401(k) Plan. The Reporting Person's spouse owns 15,000 shares of Common Stock directly. Also includes 2,500 shares held in a trust for the benefit of the Reporting Person's daughter for which he is trustee and 2,500 shares held directly by the Reporting Person's daughter; however, the Reporting Person disclaims beneficial ownership over such shares. All purchases by the Reporting Person were made with personal funds.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) The Reporting Person beneficially owns 100,255 shares of Common Stock which represents approximately 7.9% of the outstanding shares of Common Stock (based upon 1,264,453 shares issued and outstanding).

     (b) The Reporting Person has sole voting and dispositive power with respect to 44,406 shares of Common Stock which includes 12,000 shares of Common Stock held in his IRA. The Reporting Person has shared voting and dispositive power with respect to 15,000 shares of Common Stock held by his spouse; 35,849 shares of Common Stock held in his ESOP account in the Issuer's 401(k) Plan; 2,500 shares of Common Stock held in trust for the benefit of his daughter and 2,500 shares held directly by his daughter.

     (c) The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.


CUSIP No. 362274 10 2               13D/A                   Page 4 of 4 Pages




                                Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.




                                   /s/ Bruce A. Scott
                                   -----------------------------
                                   Bruce A. Scott


Date: November 5, 2007